UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

under the Securities Exchange Act of 1934*

OpenTV Corp.

(Name of Issuer)

Class A ordinary shares, no par value

(Title of Class of Securities)

G675431

(CUSIP Number)

Lucien Gani

General Counsel, Head of Legal Affairs

Kudelski SA

22-24, Route de Genève

Case Postale 134

1033 Cheseaux, Switzerland

41 21 732 01 01

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: G675431	13 D	Page 2 of 9

1	Name of Reporting Person I.R.S Identification No. of above persons (entities only)

Kudelski SA None
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒*
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

—
6	Citizenship or Place of Organization

Switzerland

Number of Shares Beneficially Owned By Each Reporting Person With	7 Sole Voting Power

36,740,105*
8 Shared Voting Power

0
9 Sole Dispositive Power

36,740,105*
10 Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

36,740,105*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

—
13	Percent of Class Represented by Amount in Row (11)

26.7%**
14	Type of Reporting Person

CO

CUSIP No.: G675431	13 D	Page 3 of 9

1	Name of Reporting Person I.R.S Identification No. of above persons (entities only)

André Kudelski
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization

Switzerland

Number of Shares Beneficially Owned By Each Reporting Person With	7 Sole Voting Power

36,740,105*
8 Shared Voting Power

0
9 Sole Dispositive Power

36,740,105*
10 Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

36,740,105*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

—
13	Percent of Class Represented by Amount in Row (11)

Approximately 26.7%**
14	Type of Reporting Person

IN

*	Includes 6,533,951 Class A ordinary shares of the Issuer held of record by Kudelski Interactive Cayman, Ltd. (“Kudelski Cayman”), an indirect wholly owned subsidiary of Kudelski SA and 30,206,154 Class A ordinary shares of the Issuer issuable upon conversion of the same number of Class B ordinary shares of the Issuer held by Kudelski Interactive USA, Inc. (“Kudelski US”), an indirect wholly owned subsidiary of Kudelski SA. André Kudelski controls a majority of the voting securities of Kudelski SA.
**	Calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the “Act”), based upon 107,138,661 Class A ordinary shares of the Issuer and 30,631,746 Class B ordinary shares of the Issuer issued and outstanding as of October 31, 2006 (according to information provided by the Issuer). Assumes the conversion of 30,206,154 Class B ordinary shares of the Issuer held by Kudelski Interactive USA, Inc., into the same number of Class A ordinary shares of the Issuer. Because the Issuer’s Class B ordinary shares are entitled to ten votes per share on matters submitted to stockholders of the Issuer, the Class A ordinary shares and Class B ordinary shares beneficially owned by the Reporting Person constitute approximately 74.6% of the voting power of the outstanding ordinary shares of the Issuer.

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the Class A ordinary shares of OpenTV Corp., a corporation incorporated in the British Virgin Islands (“OpenTV” or the “Issuer”). This Schedule 13D also relates to the Class A Ordinary shares issuable upon conversion of Class B ordinary shares of OpenTV. The address of the principal executive offices of OpenTV is 275 Sacramento Street, San Francisco, California 94111.

ITEM 2. IDENTITY AND BACKGROUND.

This Schedule 13D is being jointly filed under Section 13 of the Act, by Kudelski SA and André Kudelski (the “Reporting Persons”).

Kudelski SA may be deemed to be the beneficial owner of Class A ordinary shares of the Issuer held of record by Kudelski Cayman, an indirect wholly owned subsidiary of Kudelski SA. Kudelski SA may also be deemed to be the beneficial owner of Class A ordinary shares issuable upon conversion of Class B ordinary shares of the Issuer held of record by Kudelski US, an indirect wholly owned subsidiary of Kudelski SA. The Class A ordinary shares and Class B ordinary shares held by Kudelski Cayman and Kudelski US are referred to hereinafter as the “Purchased Shares.” André Kudelski controls the majority of the voting interest in Kudelski SA and accordingly may also be deemed to be the beneficial owner of the Purchased Shares.

Kudelski SA is a company organized under the laws of Switzerland. Kudelski SA is a global provider of digital security technologies. Kudelski SA’s technologies are used in a wide range of applications requiring access control and rights management, whether for securing transfer of information (digital television, broadband Internet, video-on-demand, interactive applications, etc.) or to control and manage access of people or vehicles to sites and events. The principal business address of Kudelski SA is 22-24, Route de Genève, Case Postale 134, 1033 Cheseaux, Switzerland.

André Kudelski, a citizen of Switzerland, is the Chairman and Chief Executive Officer of Kudelski SA. Mr. Kudelski’s business address is 22-24, Route de Genève, Case Postale 134, 1033 Cheseaux, Switzerland.

The following information concerning each director, executive officer, and controlling person of Kudelski SA is set forth on Schedule 1: (i) name; (ii) residence or business address; (iii) principal occupation or employment and the name and principal business address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

During the last five years, neither the Reporting Persons nor any person named in Schedule 1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Persons nor any person named in Schedule 1 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On January 16, 2007, Kudelski Cayman purchased 5,866,640 Class A ordinary shares of the Issuer from Liberty IATV, Inc. (“IATV”), an indirect wholly owned subsidiary of Liberty Media Corporation (“Liberty”), and 667,311 Class A ordinary shares from Liberty IATV Holdings, Inc. (“IATV Holdings”), an indirect wholly owned subsidiary of Liberty, and Kudelski US purchased 30,206,154 Class B ordinary shares of the Issuer from IATV Holdings, each pursuant to a Share Purchase Agreement by and among Kudelski SA, Kudelski Cayman, Kudelski US, Liberty, IATV and IATV Holdings dated October 18, 2006 (the “Share Purchase Agreement”). Mr. Kudelski was not a party to the Share Purchase Agreement. The purchase price for both Class A ordinary shares and Class B ordinary shares was $3.60 per share. The purchase price paid by each of Kudelski Cayman and Kudelski US came from the working capital or other available funds of Kudelski SA and its subsidiaries.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the acquisition of securities of the Issuer by the subsidiaries of Kudelski SA is to acquire control of the Issuer. Upon the completion of the purchase, Kudelski SA, through its indirect wholly owned subsidiary Kudelski Cayman, beneficially owns 6,553,951 Class A ordinary shares of the Issuer and through its indirect wholly owned subsidiary Kudelski US beneficially owns 30,206,154 Class B ordinary shares of the Issuer. Each Class A ordinary share has one vote per share and each Class B ordinary share has ten votes per share. Except as expressly provided in the Issuer’s Memorandum of Association or Articles of Association, or as required by applicable law or the terms of any outstanding series of preference shares of the Issuer, the holders of Class A ordinary shares and Class B ordinary shares vote together as one class on all matters presented to shareholders of the Issuer for their approval.

The Class A ordinary shares and Class B ordinary shares beneficially owned by Kudelski SA represent approximately 26.7% of the ordinary shares of the Issuer and approximately 74.6% of the total voting power of the ordinary shares of the Issuer, based upon information provided by the Issuer with respect to the number of ordinary shares outstanding as of October 31, 2006. As a result of its beneficial ownership of shares of the Issuer and the voting power attributable thereto, Kudelski SA has the ability to elect all of the members of the Issuer’s board of directors and, subject to applicable law, to otherwise generally direct the business and affairs of the Issuer, including the power to approve mergers and other extraordinary corporate transactions and amendments to the Issuer’s Memorandum of Association and Articles of Association.

On January 16, 2007 upon the closing of the share acquisition, three representatives of Liberty resigned from the Issuer’s board of directors, the Issuer’s board size was increased to eleven and the election by the board of the Issuer of seven persons designated by Kudelski became effective. Accordingly, as of the closing, André Kudelski, Alan Guggenheim, Joseph Deiss, Lucien Gani, Mercer Reynolds, Pierre Roy and Claude Smadja were elected to the board of the Issuer and persons designated by Kudelski SA constitute a majority of the Issuer’s board.

At the closing of the Transaction, Kudelski Cayman and Kudelski US deposited $20,000,000 of the purchase price into an escrow account, which will be available for the payment of any claims by Kudelski SA, Kudelski Cayman or Kudelski US for indemnification under the Share Purchase Agreement until the later of January 31, 2008 or twelve months following the closing of the Transaction.

Other than as described in this Item 4, Kudelski SA currently has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or any of its subsidiaries; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (f) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (i) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Kudelski SA may be deemed to be the beneficial owner of 6,533,951 Class A ordinary shares and 30,206,154 Class B ordinary shares of the Issuer. The Class B ordinary shares are convertible at any time into an equal number of Class A ordinary shares. Based upon 107,138,661 Class A ordinary shares and 30,631,746 Class B ordinary shares of the Issuer issued and outstanding as of October 31, 2006 (according to information provided by the Issuer), and assuming the conversion of 30,206,154 Class B ordinary shares held by Kudelski US into the same number of Class A ordinary shares, Kudelski SA beneficially owns approximately 26.7% of the Class A ordinary shares of the Issuer, calculated in accordance with Rule 13d-3(d)(1) under Section 13 of the Act. André Kudelski may also be deemed to be the beneficial owner of the Purchased Shares through his control of a majority of the voting securities of Kudelski SA.

Except as described in this Schedule 13D, none of the persons listed on Schedule 1 beneficially owns any Class A ordinary shares of the Issuer.

(b) Kudelski SA may be deemed to have the sole power to direct the vote as to, and to direct the disposition of, 36,740,105 Class A ordinary shares of the Issuer. This includes 6,533,951 Class A ordinary shares of the Issuer held by Kudelski Cayman and 30,206,154 Class A ordinary shares of the Issuer issuable upon conversion of the same number of Class B ordinary shares of the Issuer held by Kudelski US. André Kudelski may also be deemed to have the sole power to direct the vote as to, and to direct the disposition of, the Purchased Shares through his control of a majority of the voting securities of Kudelski SA.

Except as described in this Schedule 13D, none of the persons listed on Schedule 1 has the power to direct the vote as to, or to direct the disposition of, any Class A ordinary shares of the Issuer.

(c) Except as set forth in this Schedule 13D, no Reporting Person has effected any transaction in Class A ordinary shares of the Issuer during the past 60 days and none of the persons named in Schedule 1 has effected any transaction in Class A ordinary shares of the Issuer during the past 60 days.

(d) The Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A ordinary shares of the Issuer beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Items 2, 3 and 4 is hereby incorporated by reference. The foregoing description of the Share Purchase Agreement and its closing does not purport to be complete and is qualified in its entirety by reference to Exhibit 99.1 attached hereto. Other than as disclosed in this Schedule 13D or as set forth in the Share Purchase Agreement, to the knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as exhibits:

99.1	Share Purchase Agreement, dated as of October 18, 2006, by and among Liberty Media Corporation, Liberty IATV, Inc., Liberty IATV Holdings, Inc., Kudelski SA, Kudelski Interactive USA, Inc., and Kudelski Interactive Cayman, Ltd. (incorporated by reference to Exhibit 7(i) to Amendment No. 3 to the Schedule 13D of Liberty Media Corporation with respect to Class A Ordinary Shares of OpenTV Corp. filed on October 20, 2006).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2007
Kudelski SA

	By:	/s/ Lucien Gani
	Name:	Lucien Gani

	Title:	General Counsel and Head of Legal Affairs

	By:	/s/ André Kudelski
	Name:	André Kudelski

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF KUDELSKI SA

The name and present principal occupation of each director and executive officer of Kudelski SA are set forth below. The business address for each named person is: c/o Kudelski SA, 22-24, Route de Genève, Case Postale 134, 1033 Cheseaux, Switzerland 1515.

NAME*	KUDELSKI SA TITLE	PRINCIPAL OCCUPATION AND PRINCIPAL BUSINESS	CITIZENSHIP
André Kudelski	Chairman and Chief Executive Officer	Chairman and Chief Executive Officer, Kudelski SA	Switzerland

Pierre Roy	Chief Operating Officer, Digital TV and Executive Vice President	Chief Operating Officer, Digital TV and Executive Vice President, Kudelski SA	Switzerland

Charles Egli	Chief Executive Officer, Nagra Public Access and Executive Vice President	Chief Executive Officer, Nagra Public Access and Executive Vice President, Kudelski SA	Switzerland

Alan Guggenheim	Chief Executive Officer, NagraStar and Executive Vice President	Chief Executive Officer, NagraStar and Executive Vice President, Kudelski SA	France and United States

Adrienne Corboud Fumagalli	Executive Vice President, Business Development	Executive Vice President, Business Development, Kudelski SA	Switzerland and Italy

Mauro Saladini	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer, Kudelski SA	Switzerland

Lucien Gani	General Counsel	General Counsel, Kudelski SA	Switzerland

John Burke	Senior Vice President, Head of Human Resources	Senior Vice President, Head of Human Resources, Kudelski SA	Ireland and Great Britain

Nicolas Goetschmann	Corporate Secretary and Director of Group Administration	Corporate Secretary and Director of Group Administration, Kudelski SA	Switzerland

Claude Smadja	Vice Chairman of the Board and Lead Director	Founder and President, Smadja & Associates Inc.	Switzerland

Norbert Bucher	Director	Retired Former Senior Vice President, Jacobs Suchard AG	Switzerland

Laurent Dassault	Director	Management Groupe Industrial Marcel Dassault	France

Patrick Foetisch	Director	Legal Counsel	Switzerland

Marguerite Kudelski	Director	Ph.D. Microelectronic Engineering, Coordinator, Special Projects, Kudelski SA	Switzerland

Pierre Lescure	Director	Board Member, Lagardere Group, Le Monde, Thomson and Havas	France

Exhibit Index

99.1	Share Purchase Agreement, dated as of October 18, 2006, by and among Liberty Media Corporation, Liberty IATV, Inc., Liberty IATV Holdings, Inc., Kudelski SA, Kudelski Interactive USA, Inc., and Kudelski Interactive Cayman, Ltd. (incorporated by reference to Exhibit 7(i) to Amendment No. 3 to the Schedule 13D of Liberty Media Corporation with respect to Class A Ordinary Shares of OpenTV Corp. filed on October 20, 2006).